[IRIDEX LETTERHEAD]
February 21, 2008
Via EDGAR and Overnight Courier
Mr. Jay Webb
Reviewing Accountant
Ms. Julie Sherman
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:	IRIDEX Corporation Form 10-Q for the period ended September 29, 2007 Filed November 19, 2007 File No. 000-27598
Dear Mr. Webb and Ms. Sherman:
     On behalf of IRIDEX Corporation (“we,” the “Company,” or “IRIDEX”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated January 11, 2008, relating to the Company’s Form 10-Q for the quarterly period ended September 29, 2007 (the “Form 10-Q”).
     In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-Q.
Form 10-Q for the period ending September 29, 2007
1.	Refer to prior comment 5 from our letter dated October 17, 2007. We note that you still include $2.5 million related to a legal settlement as a component of other income (expense) in the nine month period ended September 29, 2007. Your response to our prior comment did not clearly support how your classification of this item as non-operating income complies with GAAP. We do not believe the fact you wish to prominently disclose the item on your income statement or that it is not non-recurring item supports your current classification. Please provide us with references to the GAAP that support your presentation of this item as non-operating in your income statement.

United States Securities and Exchange Commission
February 21, 2008

Response:
In response to the Staff’s comment, the Company notes:
In a recent SEC speech, the SEC commented that they had been consulted by many registrants on the accounting for litigation settlements. In the speech, the SEC referenced EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” as the relevant guidance for litigation settlements received by customers from vendors. The SEC commented that EITF 02-16, in most cases, requires payments received by a customer to be recorded as a reduction of cost of goods sold. The exception was noted that if the settlement payment received was clearly unrelated to the vendor/customer relationship, the SEC would be willing to consider classification of the settlement as a gain.
The Company concluded that the settlement payment was clearly unrelated to the vendor/customer relationship based on the following facts:
•	Iridex is a medical device manufacturer that is in the business of selling laser systems and delivery devices as products to the medical community.

•	Iridex is not in the business of granting licenses to its intellectual property to other medical device manufacturers for the purpose of other medical device manufacturers manufacturing competitive products.

•	Synergetics is a medical device manufacturer who manufactured a competitive product that infringed on the Company’s patents.

•	The settlement resulted in Iridex receiving payment from Synergetics for past patent infringement. To effect the settlement Synergetics was granted licenses to the patents to cover the period during which it had infringed.

•	The total monetary settlement was for $6.5 million with payment to occur over 5 years. The first payment of $2.5 million was received and recorded in our second fiscal quarter which was the three month period ended June 30th 2007 reported on Form 10-Q. Five additional annual payments of $800,000 are anticipated to be received and recorded in our second fiscal quarter for fiscal years ending 2008, 2009, 2010, 2011 and 2012.
The Company then considered Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements,” paragraph 86, 87, 88 and 89. Paragraph 86 states “Gains and losses may also be described or classified as ‘operating’ or ‘non-operating’, depending on their relation to an entity’s major ongoing or central operations. For example, losses on writing down inventory from cost to market are usually considered to be operating losses, while major casualty losses are usually considered non-operating losses.”

United States Securities and Exchange Commission
February 21, 2008

The Company concluded that the settlement payment is a gain that should be classified as non-operating based on the following reasons:
•	The Company is in the business of manufacturing medical devices .... not in the business of granting licenses to its intellectual property to other medical device companies.

•	This is evidenced by the fact that historically the Company has not recorded similar types of settlements.

•	As such the settlement should be considered incidental to the primary revenue generating activities of the Company.
Paragraph 89 indicates that a primary purpose of distinguishing gains... is to make displays of information about an enterprise’s sources of comprehensive income as useful as possible.
The Company believes that:
•	The settlement is very unusual and material in nature and the Company does not expect that it will record a similar settlement again.
And therefore treating the settlement as a gain from operations would improperly distort the current operating losses the Company experienced in the second and third quarters, and would improperly distort the year-end operating results.
We believe the settlement is properly disclosed to highlight the fact that the settlement is unusual, infrequent and non-operating in nature and that our disclosure and classification of the transaction provides the readers and users of our financial statements the most informative information regarding the Company’s sources of comprehensive income.
2.	We see from disclosures in Note 3 that on January 16, 2007 you completed the acquisition of the aesthetics business for approximately $26 million in cash and $2 million in stock. Please tell us how your cash flow statement discloses the cash and non-cash portions of this transaction and how your presentation of these items complies with SFAS Statement 95.
Response:
In our presentation of cash flow statements on Form 10-Q for the periods ending March 31st 2007 and June 30th 2007 the Company aggregated the components of the business acquisition (of which the purchase of intangibles and the purchase of goodwill represented greater than 90% of the total purchase price) and disclosed as a single line item in the Cash flows from investing activities – with the descriptor “Acquisition of business”. In addition in accordance with SFAS Statement 95 the non cash component was disclosed by way of narrative in Note 3.
In our presentation of cash flow statement on Form 10-Q for the period ending September 29th 2007 we disaggregated the components of the business and disclosed the two major components of the acquisition

United States Securities and Exchange Commission
February 21, 2008

separately with the descriptors “Purchase of intangible” and “Goodwill”. These items represent greater than 90% of the total purchase price. In addition in accordance with SFAS Statement 95 the non cash component was disclosed by way of narrative in Note 3.
It is our intention to revert to the disclosure presentation adopted for the periods ending March 31st 2007 and June 30th 2007 for our next filing which will be for the period ending December 29th 2007 and will be on Form 10-K.
     In connection with IRIDEX’s responses to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     We would like to discuss these comments and responses at your earliest convenience. James H. Mackaness the Company’s recently appointed Chief Financial Officer can be reached at (650) 962-8848 ext 3016. David J. Segre, Esq. and Jonathan W. Tanner, Esq. of Wilson Sonsini Goodrich & Rosati, Professional Corporation can be reached at (650) 493-9300, and I may be reached at (650) 962-8848 ext. 3001.

Sincerely,

/s/Theodore A. Boutacoff

Theodore A. Boutacoff IRIDEX Corporation President and Chief Executive Officer

cc:	David J. Segre Jonathan W. Tanner James H. Mackaness